SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDED FORM 10-SB

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                  GENERAL FORM FOR REGISTRATION OF SECURITIES

    Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934


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                            MarketCentral.net Corp

               formerly, All American Consultant Aircraft, Inc.

                    formerly, Great American Leasing, Inc.


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            Texas                                       76-0270330
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


300 Mercer Street, Suite 26J New York NY 10003             10003
(Address of principal executive offices)                 (Zip Code)


Registrant's telephone number, including area code:       (877) 257-3607



The following Securities are to be registered pursuant to Section 12(g)/12(b) of the Act:


                       Class-A Common Voting Equity Stock

                                    3,991,900




     The EXHIBIT INDEX is located at pages 26 of this Registration Statement

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                                    PART I
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                       Item 1. Description of Business.
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(a)  Business Development.

(1) Corporate Name. This Corporation MarketCentral.net Corp. (sometimes hereinafter referred to as the "Company" or the "Issuer"), formerly All American Consultant Aircraft, Inc. was first incorporated in the State of Texas on December 28, 1988 as Great American Leasing, Inc. The first name change occurred on or about March 21, 1997. The most recent and current name change occurred on or about March 1, 1999. MarketCentral.Net Corp. is also the name of this Issuer's wholly-owned Delaware subsidiary. Please note the subtle difference in the spelling of the two corporate names.

(2) Security Organization. On December 28, 1988 the Issuer made its initial issuance of 180,000 Common Shares for organizational services of $1,000. On or about April 8, 1997, the Issuer made a Limited Offering, pursuant to Regulation D, Rule 504, as promulgated by the Securities and Exchange Commission, pursuant to the Securities Act of 1933 ("the Act"). The Offering closed on May 8, 1997, 100,000 shares having been placed at $1.00 per share. On or about May 22, 1998, the Issuer made a Limited Offering, pursuant to Rule 504. The Offering closed on May 22, 1998, 2,900 shares having been placed at $1.00 per share. On or about July 1, 1998, the Issuer made a Limited Offering, pursuant to Regulation D, Rule
504. The Offering closed on July 1, 1998, 84,000 shares having been placed at $0.10 per share. As a result of the foregoing the Issuer had 366,900 shares issued and outstanding. On or about January 5, 1999, the Issuer placed an additional 1,600,000 shares at $0.025 per share, also pursuant to Regulation D, Rule 504, with the resulting total 1,966,900 issued and outstanding. On or about February 21, 1999 the Issuer agreed to issue and reserved for issuance 2,025,000 shares pursuant to ss.4(2) of the Act, in reliance on Rule 145, to the shareholders of the acquired corporation in exchange for shares of that target corporation, for the reorganization and acquisition of MarketCentral.Net Corp. a Delaware corporation. Rule 145 provides that securities issued in exchange for securities of an acquired corporation are new securities, subject to ss.5 of the 1933 Act, and eliminates the former "no-sale" doctrine. It then provides a safe harbor for such issuance to the effect that such securities be deemed issued pursuant to ss.4(2) of the Act, and are, accordingly, restricted securities, as defined by Rule 144(a), issued for investment and not for resale. On March 1, 1999 the Issuer changed its name to its present name which is that of its acquired business.

     As more fully described later in this registration statement, this Issuer, then All American Consultant Aircraft acquired the target company MarketCentral.Net Corp. in a reverse acquisition. A reverse acquisition is the acquisition of a private company by a public company, by which the private company's shareholders acquired control of the public company. At the time of the reverse acquisition the Issuer was a development stage issuer with no significant assets, liabilities or business or financial resources. Such an issuer is sometimes called a "shell company". The target company, also in the development stage, was a private corporation with an active business and some initial operations.

     This Issuer is presently committed to the development of the business of its acquired business. While this Issuer is continuously interested in opportunities for direct acquisition of other assets which may have synergy with its existing developmental projects, this Issuer may no longer be used as a vehicle for a further reverse acquisition, and is no longer a "shell company" by reason of it acquisition of MarketCentral.net Corp.

     The purpose of the acquisition of MarketCentral.Net Corp. by All American Consultant Aircraft (this Issuer) was to effect a business combination for the benefit of shareholders, by the acquisition for stock of an attractive business in development stage.

     MarketCentral.net Corp., a private New York Corporation merged with and into MarketCentral.Net Corp., a newly formed private Delaware Corporation; following which merger of the target company, this Issuer, having changed its name to MarketCentral.net Corp. (the public Texas Corporation), acquired the Delaware company as a wholly-owned subsidiary.

     J. Dan Sifford having resigned as Director and President, and Mr. Yakimishyn having assumed the Presidency of the Corporation as Sole Interim Officer and Director, and a Majority Shareholder Action having been taken, and GERALD YAKIMISHYN, ROY SPECTORMAN, and JERRY KAPLAN having been elected Directors. The acquisition and reorganization was accomplished in the following manner:

      (i)  That  certain   MERGER   AGREEMENT  AND  PLAN  OF   ACQUISITION   AND
      REORGANIZATION, dated February 5, 1999, was ratified, approved and adopted.

      (ii) The Officers  were  empowered and Directed to change the name of this
      Texas   Corporation   (All   American   Consultant   Aircraft,   Inc.)  to
      MarketCentral.net Corp.

      (iii) The agreement, by which Meridian Mercantile, Inc. would employ its best efforts to raise a minimum of $3,000,000 of capital for the reorganized corporation following the subsidiary merger, was ratified, approved and adopted.

      (iv) The "Meridian Mercantile, Inc. Subscription Agreement" for the purchase of an aggregate of up to 56,014 shares of All American Common Stock over a 24 month period at a purchase price of $5.57 per share pursuant to the terms thereof, as set forth on Schedule 1.3(vi) of MERGER AGREEMENT was ratified, approved and adopted.

      (v) The granting of an aggregate of 400,000 five-year options to purchase All American Common Stock at an exercise price equal to Five Dollars U.S. ($5.00) per share, in favor of certain persons as set forth on Schedule 1.3(vi) of MERGER AGREEMENT, was ratified, approved and adopted.

     The issuances by series referred to previously are displayed in the following table. The reference to Series of Common Stock is for descriptive purposes only. Please see ITEM C. DESCRIPTION OF SECURITIES.

=========================================================================
           SERIES #/EXEMPTION                                 Issuances
=========================================================================
                1. ss.4(2)
     for services valued at $1,000                              180,000
- -------------------------------------------------------------------------
                2. ss.504
       April 18, 1997-May 8, 1997                               100,000
- -------------------------------------------------------------------------
                *3. ss.504                                        2,900
              May 22, 1998
- -------------------------------------------------------------------------
                4. ss.504                                        84,000
              July 1, 1998
- -------------------------------------------------------------------------
                5. ss.504                                     1,600,000
            January 5, 1999
- -------------------------------------------------------------------------
                6. ss.4(2)                                    2,025,000
             for acquisition
=========================================================================
         Issued and Outstanding                               3,991,900
=========================================================================

     (3) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Issuer. The web site acquired by the Issuer has been on-line since March of 1997, before the private incorporation of MarketCentral.net Corp., the original private New York Corporation, and before the acquisition by this Issuer. The operation began as a partnership until its incorporation in New York.

     (1) Principal Products or Services and their Markets. MarketCentral.net Corp. provides financial products and services on the World Wide Web on a web site located at (http://www.marketcentral.net). The site provides comprehensive investment tools for the individual investor including investment newsletters, timely financial news and information, mutual fund information, World Markets, a proprietary investment guide, MarketCentral.net Corp.'s own newsletter, online investment bookstore, chat rooms, contests and a full service shopping mall. The mall includes such brand names as Avon, Brookstone, Music Boulevard, Reel.com, Fashionmall.com, FAO Schwartz, E-Toys and Swiss Army Depot.

     MarketCentral.net Corp. is currently earning nominal revenues, primarily from the sale of advertising on its web site. Revenues of $1,149 were earned for the three months ended March 31, 1999. The Company expects to earn additional revenues through a variety of means, including sales of advertising to other financial sites and financial services firms, through affiliate agreements providing overrides on products and services sold through MarketCentral.net Corp. and from sales from our bookstore affiliation with Traders Press. In addition, the Market Mall consists of numerous stores that MarketCentral.net Corp. has entered into affiliate agreements with. Each of those stores will pay MarketCentral.net Corp. a commission on the sales generated through the MarketCentral.net Corp. site. MarketCentral.net Corp. will also be developing a Financial Newsletter in the next year that will be a paid subscription newsletter. The newsletter will be marketed to current MarketCentral.net Corp. members and throughout various online outlets on the internet.

     Current revenues are nominal but are expected to increase as site traffic increases. This will most likely occur as a result of additional promotion and advertising efforts to build traffic levels on the MarketCentral.net Corp. site. The Company expects to seek additional capital through a secondary financial offering expected to occur within the next 12 months, to fund the site expansion and promotion, and to sustain the company during the period, until profitability is achieved.

     (2) Distribution Methods of the products or services. MarketCentral.net Corp. began promoting the web site through a variety of online and traditional media sources at the end of the first quarter of 1999. Currently, the Issuer is in the development stage and is adding to content and receiving numerous offers to join affiliate commission programs. The Issuer expects revenues to increase as a result of additional traffic to the MarketCentral.net Corp. site. This will occur mainly as a result of an aggressive promotional campaign funded through a secondary financing. The Issuer expects such funding to be accomplished within the next 12 months.

     MarketCentral.net has received numerous industry awards for valuable content, superior website design and excellent navigational features including Snap.com Editors Designation. The site is designed to appeal to an upscale audience of investors and consumers looking for financial information, investment products and related services. MarketCentral.net Corp. expects to use the funds from secondary financing to create a World Class internet site featuring the finest investment information and tools available to the individual investor. The site will feature state-of-the-art E-commerce throughout the site and in the Market Mall. MarketCentral.net Corp. appeals to well established advertisers looking to reach the upscale audience of investors and consumers who are attracted to MarketCentral.net's content and exciting format.

     The Company will reach its potential audience of investors and income consumers by promoting its site via publications with demographics similar to its own market target, as well as engaging in reciprocal beneficial business venues. The Company's public relations will be geared towards contacting editors of publications interested in the Company's unique site. Advertising efforts will be focused on those publications which will reach the highest concentration of investors and upscale consumers. The Company has also launched an affiliate program for other commercial sites to display the MarketCentral.net Corp. banner.

     (3) Status of any publicly announced new product or service. MarketCentral.net Corp. also owns and is developing SportCentral.net and WeatherCentral.net. The Issuer expects to develop SportsCentral.net and WeatherCentral.net over the next 12 months. Revenues are expected to begin shortly thereafter as the Company completes a secondary financing. The Issuer anticipates the cost to develop these sites at $10,000.00 per site, to be funded by Meridian Mercantile Corp.'s Level One funding, as disclosed in Exhibit 6.1. Revenues will be derived from advertising sales and merchandise sales from affiliate sports and related programs. It is also expected that traffic generated from SportsCentral.net and WeatherCentral.net will benefit MarketCentral.net Corp. Mall and Financial Products and Services for sale through our referral of visitors from these related sites to the MarketCentral.net Corp. financial site.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry. Competition amongst companies providing business and related information on the internet is intense and may be expected to intensify. Management, in relying to some extent on others, cannot control the ultimate result of the venture or assure itself or its investors that the project will be successful. There are many financial services sites on the internet. Some provide primarily financial data or promote a specific company while there are other sites that promote products or services such as a newsletters, investment software or brokerage services. The MarketCentral.net web site's primary focus is as a gateway site to these other financial services sites. While the Issuer's financial information is comprehensive, its audience will be able to reach many of the other quality sites through the MarketCentral.net web site. Many of the other financial sites will want to reach MarketCentral.net Corp.'s audience and will advertise on the MarketCentral.net web site and want this web site to be a reseller of their products and services. The MarketCentral.net web site has also broadened the scope of a financial services site by adding a comprehensive Information Services Area to include entertainment, travel, reference, etc. and a full service shopping mall called the Market Mall. The MarketCentral.net web site also features "live" chat rooms and an extensive contest area adding to the entertainment value of MarketCentral.net web site. Therefore, the MarketCentral.net web site is designed to inform, educate and entertain its visitors. In the event the markets fall for an extended period, the Issuer believes that its web site will continue to attract visitors. Other highly specialized sites that are limited to only highly specialized financial information will not continue to attract the same number of visitors as weak markets lessen the number of individuals interested in investment information. The MarketCentral.net web site presents financial information that is both useful and easy to understand for all levels of investor sophistication.

     Many of the competing financial services sites are beginning to charge a fee for information and services. Because the Issuer is focusing on advertising revenues rather than subscriptions, the Issuer expects to be able to keep the MarketCentral.net web site a free site and thus remain extremely competitive on a price basis. The Issuer is in development of a proprietary financial newsletter and investment guide that will be promotable throughout the internet and which will be a pay-for-subscription newsletter. The newsletter will be an interactive, easy to understand, comprehensive guide to investing. The investment guide will be an adjunct to the newsletter explaining all the key concepts and market strategies used in the newsletter. This product, in addition to the free site will broaden MarketCentral.net Corp.'s revenue base without limiting the number of visitors coming to the MarketCentral.net web site. Because the MarketCentral.net web site is a gateway site, many other sites are willing to have the MarketCentral.net web site link to their content for free as the Issuer's site brings the other sites additional traffic. The Issuer has attracted other newsletter writers to provide content to the MarketCentral.net web site including noted financial analyst Rick Eakle, Investors Diary, Go2Net's Daily Stock Report and Bob Bose's Weekly Market Updates, among others. MarketCentral.net Corp. also made arrangements with impressive financial information sources including Zacks for free research, BigCharts for free quotes and charts, Vector Vest for free stock analysis and Reuters for market news. Some of these sources have also contracted the Issuer to either sell their products or advertise on the MarketCentral.net site. As the Issuer grows in popularity it will be able to expand the information provided from third party sources and increase its revenue potential by selling additional products, services and advertising to these companies.

     MarketCentral.net Corp. has spent considerable time and effort designing the site for ease of use and navigation. Because the MarketCentral.net web site is comprehensive, the format and design of the site is a significant accomplishment allowing investors to easily go from one MarketCentral.net web site area to any other MarketCentral.net web site area easily and conveniently. All MarketCentral.net web site key areas contain full toolbars and other navigational tools that are attractive and helpful to all internet users. Overall, MarketCentral.net web site will become the first place to visit for many investors looking for financial information on the internet. The Information Services area features links to the best quotes and news, investment information, personal financial and small business sites on the internet, all of which gives investors a convenient array of information in one location within the MarketCentral.net web site. The site's easy to understand format, free and comprehensive information, educational content, investment bookstore and easy access to other financial sites makes MarketCentral.net web site a valuable resource on the internet.

     MarketCentral.net Corp. has registered the use of the URL designations SportsCentral.net and WeatherCentral.net. There is a natural synergy between financial, sports and weather news. The Issuer plans to develop the three sites and incorporate them into a main site at some future time. This will increase the depth and marketability of the MarketCentral.net web site

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Creative Web of Little Falls, New Jersey is the "web master" provider for the sites of this Issuer. There are many competitive providers of such services should the relationship with Creative Web become unavailable or non-competitive with the industry generally.

     (6) Dependance on one or a few major customers. Presently, in the development stage, the Company has a few advertising contracts and affiliate site arrangements. As business grows, the number of such relationships is expected to increase.

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. The site names MarketCentral.net Corp., SportCentral.net, WeatherCentral.net, MarketCentral.com, Mkt-Ctl.com are proprietary.

     (8)  Government  approval of  principal  products  or services  and status:
     Government Regulation and Legal Uncertainty Relating to the Web. There are currently few laws or regulations that specifically regulate communications or commerce on the Web. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. It may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new laws or regulations relating to the Web could adversely affect the Company's business.

     (9) Effect of existing or probable governmental regulations on the business. None at this time.

     (10) Estimate of amount spent on research and development in each of last two years. Management reports that approximately $175,000 has been spent on Research and Development in the past two years, however, the major portion of this investment by founders was made before the first incorporation of the business, and was made at a time when the business was conducted as a partnership, and as such may not be reflected directly as financial items of the corporate financial statements, but as items personal to the founders.

     (11) Costs and effects of compliance with environmental laws. None at this time.

     (12) Number of total employees and full-time employees. None.

     (13) Year 2000 compliance issues. The Issuer does not own or operate the actual computers that provide its web sites to users. That service is provided by its "Web Master" Creative Web of Little Falls, New Jersey. The Web Master is investigating its year 2000 compliance and its report is expected. Should the Web Master fail to report satisfactorily, the Company will switch to another service that is year 2000 compliant.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a)  Plan of Operation.

(1)  Plan of Operation for the next twelve months

          (i) Cash Requirements and of Need for additional funds, twelve months. There can be no assurance that the Issuer will not exhaust its present cash before the end of calendar year 1999. The Issuer has divided its cash requirement into two levels. Level One, the basic operational level is provided by an agreement and subscription receivable which funds the Issuer a total of $312,000 at $13,000.00 monthly (note that the $13,000 monthly payment is scheduled to be paid for a total of twenty-four months). This level of funding is sufficient to keep the Issuer in operation for the next twelve months This is the only firm commitment the Issuer has for funding. Meridian Mercantile, an affiliate of the Issuer, has agreed to this funding, as disclosed in
          Exhibit 6.1.

          Level Two is the level of funding necessary for aggressive site promotion and expansion and growth of the business. This level of funding must be provided by secondary capital formation efforts. The Merger Agreement mentions that the company will retain Meridian Mercantile to raise an additional investment of a minimum of $3,000,000 on a best efforts basis, no agreement has been reached as to the consideration to paid to Meridian for such performance. Accordingly, no present reliance is placed upon that specific program.

          The MarketCentral.net web site has received numerous industry awards for valuable content, superior website design and excellent navigational features including the Snap.com Editors Designation. The site is designed to appeal to an upscale audience of investors and consumers looking for financial information, investment products and related services.

          Level Two funding may be achieved by an offering of securities pursuant to a 1933 Act Registered offering; or Level Two funding may be achieved by limited offerings pursuant to Regulation D, Rules 505 and/or 506. The Issuer believes that the Company's program is sufficiently promising to attract the modest amounts of Level Two funding required. If successful, this Level Two funding will provide ample cash to meet the requirements of the business for expansion, growth and aggressive site promotion. However, there is no assurance to be given that this additional financing will be completed.

          MarketCentral.net Corp. expects to use the funds from secondary financing to create a World Class internet site featuring the finest investment information and tools available to the individual investor. The site will feature state-of-the-art E-commerce throughout the site and in the Market Mall. The Issuer believes that its MarketCentral.net web site appeals to well established advertisers looking to reach the upscale audience of investors and consumers who are attracted to the MarketCentral.net web site's content and exciting format.
          MarketCentral.net Corp. plans to aggressively promote the site throughout a variety of online and traditional media sources.

          (ii) Summary of Product Research and Development. MarketCentral.net Corp.'s online shopping mall, called the Market Mall, can be promoted as a separate site and is unique in the content and entertainment provided.

          (iii) Expected purchase or sale of plant and significant equipment. MarketCentral.net Corp. intends to build an internet based store to sell its own proprietary products and services. Beyond the proprietary newsletter and other investment products, the Issuer will sell novelty items, gift items and other specialty items as they become available. The store will be available for co-branding through other sites throughout the internet. There is no assurance that the Issuer will be successful in any of these endeavors. The Issuer has no other plans for the purchase or sale of significant business plant or equipment.

          (iv) Expected significant change in the number of employees. None at this time. It is forseeable over time that employees will be needed. The number of employees that may be needed in the next twelve months is speculative only at this time.


(2)  Discussion and Analysis of Financial Condition and Results of Operations

          (i) Financial Condition. This small business Issuer's financial condition is adequate for its present purposes, as discussed above, by agreements to provide incremental funding over time. There is no apparent need for additional funds or cash foreseeable at this time, to continue for the next twelve months, provided that the Issuer's arrangements for funding proceed as agreed and expected. The funding arrangements referred to are documented in that CERTAIN STOCK
          SUBSCRIPTION AGREEMENT attached as EXHIBIT 5 hereto. That agreement provides, in relevant part, that Meridian Mercantile, Inc., an affiliate of the Issuer, subscribed for the purchase of 56,014 shares of common stock in consideration of the sum of $312,000.00, payable on or before two years from February 5, 1999, with a minimum payment of $13,000.00 per month payable over 24 consecutive months.

          (ii) Results of Operation. This small business Issuer has had limited significant operations to date. It has some small revenues from advertising contracts and affiliate site arrangements. It is not presently operating at or near a profitable level. Profitability will require aggressive site promotion and growth of site-services offered to users. There is no assurance that the Issuer will ever operate at or near a profitable level.

          (iii) Possible Acquisition Target. While no definitive agreement has been reached, this Issuer is engaged in talks to acquire an on-line trading site, by joint-venture with, or possible acquisition of, an existing provider. This plan, should a target be identified with probability, would involve the complexity of Broker-Dealer compliance and related issues which make this program somewhat speculative as of the date of this report.

                    Unnumbered Additional Item. Risk Factors.
--------------------------------------------------------------------------------

     Prospective   investors  and  other  interested  persons  should  carefully consider, among other factors set forth in this report, the following:

Limited Operating History. Since the Issuer has had limited operations to date with respect to its current business operation, its operations are subject to all the risks and difficulties encountered by early stage companies, especially in new and rapidly evolving markets such as Internet markets. The likelihood of success of the Issuer, therefore, must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered with the start of a new business, including the ability to attract a larger audience to the Issuer's website, establishing the Issuer's reputation as a major and trusted source of financial and other general information on the Web, establishing strategic relationships, responding effectively to competitive pressures and attract, retain and motivate qualified personnel. The Issuer cannot assure that its business strategy will be successful or that it will successfully address these risks.

Limited Capitalization; Need for Additional Financing. The Issuer has limited capital resources to conduct operations for more than a limited period of time, or to achieve profitability. As such, the Issuer may need to raise funds for rapid expansion, to develop new or enhance existing services or products or to respond to competitive pressures. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the Issuer's stockholders will be reduced and such securities may have rights, preferences or privileges senior to those of the Issuer's stockholders. The Issuer cannot be assured that additional capital will be available when needed, on the terms favorable to the Issuer or how the cost of financing will impact profitability. However, if adequate funds are not available or are not available on acceptable terms, the Issuer's ability to fund expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited. The Issuer's business, results of operation and financial condition could be materially adversely affected by such limitation.

Speculative Nature of the Issuer's Operations. The Issuer's operations have been partly planned and commenced, but remain somewhat speculative in nature and are not sufficiently established to provide any guarantee that operations will ultimately result as planned or projected.

Competition. Many Web sites compete for consumers' and advertisers' attention and spending, particularly in the corporate, business and financial information and news area. The Issuer expects this competition to continue and increase, which could have a materially negative effect on the Issuer's revenue. In addition, the Issuer's web site specifically, must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. As such, revenue will be lost if the web site is not perceived as an effective advertising medium. Thus, there can be no assurance that the Issuer will be able to successfully compete against current and future competition, or that competition will not have a material adverse effect on the Issuer's business, results of operation and financial condition.

History of Losses and Anticipation of Continued Losses. The Issuer has incurred net losses since inception and expects to continue to incur operating losses for the foreseeable future. The Issuer expects to continue to incur significant operating and capital expenditures and, as a result, will need to generate significant revenues to achieve and maintain profitability. If revenues grow slower than anticipated, or if operating expenses exceed expectations or cannot be adjusted accordingly, the Issuer's business, results of operations and financial condition will be materially and adversely affected.

The Issuer May Not Be Successful in Establishing Brand Awareness. The Issuer's future success will depend, in part, on the ability to increase the brand awareness of the MarketCentral.net web site. In order to build the brand awareness, the Issuer must succeed in marketing efforts and increase traffic to the MarketCentral.net web site. The Issuer intends to substantially expand sales and marketing efforts as part of the brand-building efforts. The ability to increase advertising revenues will depend in part on the Issuer's ability to increase the number of users who visit the MarketCentral.net web site. If the marketing efforts are unsuccessful, or if these efforts cannot increase the brand awareness, then the business, financial condition and results of operations would be materially adversely affected.

The Issuer May Not Be Successful in Developing New and Enhanced Services and features for the web site. MarketCentral.net Corp.'s market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. To be successful, the Issuer must adapt to our rapidly changing market by continually enhancing our existing services and adding new services to address customers' changing demands.

The Issuer is Dependent on the Continued Growth of the Emerging Market for Online Business and Financial Information. The success of the Issuer's business will depend on the growing use of the Internet for the dissemination of business and financial information. The number of individuals and institutions that use the Internet as a primary source of business and financial information may not continue to grow. The market for the distribution of business and financial information over the Internet has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical of a rapidly evolving industry, demand and market acceptance for new services are subject to a high level of uncertainty. Because the market for the Issuer's products and services is new and rapidly evolving, it is difficult to predict with any certainty what the growth rate, if any, and the ultimate size of this market will be. The Issuer cannot be certain that the market for its services will continue to develop or that the services will ever achieve a significant level of market acceptance. If the market fails to continue to develop, or develops more slowly than expected or becomes saturated with competitors, or if the services do not achieve significant market acceptance, the business, results of operations and financial condition would be materially and adversely affected.

Government Regulation and Legal Uncertainty Relating to the Web. There are currently few laws or regulations that specifically regulate communications or commerce on the Web. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. It may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new laws or regulations relating to the Web could adversely affect the Issuer's business.

Liability for Information Displayed on the Issuer's Website. The Issuer may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information the Issuer publishes on its Web site. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. The Issuer could also be subjected to claims based upon the content that is accessible from its Web site through links to other Web sites. The Issuer's insurance may not adequately protect it against these types of claims.

Dependence on Key Personnel. The future success of the Issuer depends to a significant extent on the continued services of Roy Spectorman, its President. The loss of the services of Mr. Spectorman or any other key officer or director would likely have a material adverse effect on the business, results of operations and financial condition. In addition, the Issuer's future success depends on its ability to attract, retain and motivate highly skilled employees. Competition for personnel throughout the industry is intense. The Issuer may be unable to retain its key officers or directors or attract, assimilate or retain highly qualified employees in the future. If the Issuer does not succeed in attracting new personnel or retaining and motivating its current personnel, its business will be adversely affected.

Industry  and  Economic  Factors.  The  Internet  industry  in which the  Issuer operates is subject to constant changes based upon changes in public taste, conditions of the general market and other factors outside the Issuer's control. For instance, Web usage may be inhibited due to inadequate network infrastructure, security concerns, inconsistent quality of service or availability of cost-effective, high-speed service. If such occurs, the Issuer's Web site could grow more slowly or completely decline. Additionally, otherwise successfully marketed projects may fail or falter if availability of the product is insufficient to meet public demand, due to labor unrest, natural disaster or unforeseen failure of suppliers. All such factors beyond the control of the Issuer or those on whom it intends to rely on could cause the Issuer's marketing program to fail.

Control of the Issuer. The Officers, Directors and Principal Shareholders of the Issuer own and will continue to own a significant voting majority of the Common Shares of the Issuer. This "Control Group", therefore, does and will either control or significantly influence voting control of the Issuer. Consequently, Texas law allows a majority of shareholders entitled to vote at any regularly called shareholders meeting to act, as a majority, without notice or meeting, giving notice to other shareholders only after such action may have been taken. As such, investors and other interested persons must understand that the Control Group thus commands a voting majority in control of the Issuer, subject to certain limits imposed by Texas law.

Dividends. The Issuer has never declared or paid any dividends on its capital stock and does not anticipate paying any dividend on its capital stock in the foreseeable future. The Issuer may also incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although the Issuer has no current plans to do so.

--------------------------------------------------------------------------------
                        Item 3. Description of Property.
--------------------------------------------------------------------------------

The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys. This Issuer's principal offices are located at 300 Mercer Street, Suite 26J, New York NY 10003. Its telephone number is (877) 257-3607. The Issuer has no employees at this time.

--------------------------------------------------------------------------------
                                     Item 4.
         Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information. The Issuer has only one class of stock; namely Common Stock.

(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please note that the column "Attributed Shares" shows that certain shareholders are related and that the shares of each are attributed to the others. This means that each member of each group is treated as the owner of all of the shares of that group, for purposes of determining the 5% threshold for disclosure, and the 10% threshold for affiliation. Please refer to explanatory notes for clarification of the attribution of share ownership.

         Table A following discloses the share ownership actually issued and the attribution of shares among and between related shareholder family groups, (1) the Yakimishyn group, and (2) the Evanshen group.

         Table B following Table A and its notes, discloses the existence and the effect of certain management options, as if exercised, on the share ownership of management and affiliates.



                                     TABLE A
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE
================================================================================================================================
           Name and Address of Beneficial Owner             Actual              %           Attributed            %
                                                            Shares                            Shares
- --------------------------------------------------------------------------------------------------------------------------------
Roy Spectorman,                       President/Director   794,813            19.91          794,813
300 Mercer Street, Suite 26J
New York NY 1003
- --------------------------------------------------------------------------------------------------------------------------------
Gerald Yakimishyn (1)       Secretary-Treasurer/Director    57,500             1.44          270,500            6.78
11270 Chalet Road
Sidney, B.C. Canada V8L 5M1
- --------------------------------------------------------------------------------------------------------------------------------
Jerry Kaplan                                    Director   198,703            19.91          794,812
300 Mercer Street, Suite 26J
New York NY 1003
- --------------------------------------------------------------------------------------------------------------------------------
Peter Waters                Marketing And Site Promotion   389,813             9.77          389,813
300 Mercer Street, Suite 26J
New York NY 1003
================================================================================================================================
Officers and Directors as a Group                        2,036,938            51.03        2,249,938           56.36
================================================================================================================================
G.S.M.Y. Developments Ltd. (1)                             100,000             2.51
11270 Chalet Road
Sidney, B.C. Canada V8L 5M1
- --------------------------------------------------------------------------------------------
Sharon Yakimishyn (1)                                       62,000             1.55
11270 Chalet Road
Sidney, B.C. Canada V8L 5M1
- --------------------------------------------------------------------------------------------
Troy Yakimishyn (1)                                         17,000             0.43
11270 Chalet Road                                                                            270,500            6.78
Sidney, B.C. Canada V8L 5M1
- --------------------------------------------------------------------------------------------
Travis Yakimishyn (1)                                       17,000             0.43
11270 Chalet Road
Sidney, B.C. Canada V8L 5M1
- --------------------------------------------------------------------------------------------
Alysha Yakimishyn (1)                                       17,000             0.43
11270 Chalet Road
Sidney, B.C. Canada V8L 5M1
- --------------------------------------------------------------------------------------------------------------------------------
Frank Evanshen                                       (2)   150,000             3.76
3710 Southridge Place
West Vancouver, B.C. Canada V7Y 3H8

- --------------------------------------------------------------------------------------------
Molly Evanshen                                       (2)   150,000             3.76
3710 Southridge Place
West Vancouver, B.C. Canada V7Y 3H8
- --------------------------------------------------------------------------------------------
Meridian Mercantile Inc.                             (2)   100,000             2.51
#1407 - 650 W. Georgia Street                                                                505,000           12.65
Vancouver, B.C. Canada  V6B 4N7
- --------------------------------------------------------------------------------------------
Adina Trowhill                                       (2)     5,000             0.13
#106 - 2288 Marstrand Avenue
Vancouver, B.C. Canada V6K 4S9
- --------------------------------------------------------------------------------------------
Sandra-Marie Hendrickson                             (2)   100,000             2.51
106 - 1230 Haro Street
Vancouver, B.C. Canada V6E 4J9
- --------------------------------------------------------------------------------------------------------------------------------
Total "Other 5% Owners" of the Issuer                      718,000            17.99
================================================================================================================================
Total Shares Issued and Outstanding                      3,991,900           100.00        3,991,900          100.00
================================================================================================================================

(1) These shareholders are a single family group. Accordingly the shares of each are attributed to the other, and each is treated as if he, she or it were the owner of all of the group's combined ownership, for purposes of determining the percentage of ownership. Gerald Yakimishyn is an affiliate of the Issuer. No single member of his family owns 5%, but the combined ownership of the family is more than 6.7%. Accordingly, each member of the family is disclosed as a 5% owner, and an effective affiliate of the Issuer, by reason of such attribution of ownership. Accordingly, also, each member of the family is disclosed as an affiliate of the Issuer, because Gerald Yakimishyn is an Officer-Affiliate of the Issuer.

(2) These shareholders are a single family group. Accordingly the shares of each are attributed to the other, and each is treated as if he, she or it were the owner of all of the group's combined ownership, for purposes of deterring the percentage of ownership. No single member of his family owns 5%, but the combined ownership of the family is more than 12.65%. Accordingly, each member of the family is disclosed as a 10% owner, and an effective affiliate of the Issuer, by reason of such attribution of ownership.



                                     TABLE B
                  EFFECT OF OPTION EXERCISE ON SHARE OWNERSHIP

================================================================================================================
                             Shares                                           TOTAL IF
                             Actual                                           OPTIONS
        Option Owner         and as             %             OPTIONS         EXERCISED         %
                             Attributed
----------------------------------------------------------------------------------------------------------------
Roy Spectorman               794,813            19.91         170,000         964,813           21.97
----------------------------------------------------------------------------------------------------------------
Gerald Yakimishyn            237,500            5.95          75,000          312,500           7.12
(See Note 1 above)
----------------------------------------------------------------------------------------------------------------
Jerry Kaplan                 198,703            4.98          25,000          223,703           5.09
----------------------------------------------------------------------------------------------------------------
Peter Waters                 389,813            9.77          50,000          439,813           10.01
----------------------------------------------------------------------------------------------------------------
Frank Evanshen               501,875            12.57         75,000          576,875           13.14
(See Note 2 above)
----------------------------------------------------------------------------------------------------------------
Alan Kessler                 45,562             1.14          5,000           50,562            1.15
================================================================================================================
Total Shares/Options         3,991,900          100.00        400,000         4,391,900         100.00
Outstanding
================================================================================================================





--------------------------------------------------------------------------------
      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following three persons first listed below are the Directors of Registrant, having taken office from the inception of the target company, and having been appointed to become Directors upon the reorganization of the Issuer by which the target company was acquired. The present three Directors are to serve until their successors might be elected or appointed, or until the next meeting of shareholders, general or special, whichever occurs first. A fourth Officer is identified in the following disclosure. Each of the Officers and Directors listed below are significant shareholders of the Issuer, and presently serve without compensation arrangements. (See Executive Compensation, and Relationships and Transactions, in the succeeding items 6 and 7, of this Part.) None of the current officers or directors receive any compensation but may receive compensation in the future.

     Roy Spectorman, age 48, MarketCentral's President and founder, will be coordinating the efforts of the MarketCentral management team and will guide the Issuer's implementation of its strategic plan. Mr. Spectorman has developed the content of the MarketCentral Website, investment guide and newsletter. He will be responsible for the newsletter and investment guide updates and will be attempting to establish relationships and alliances within the financial services industry. From 1989 until his founding of the Issuer, Mr. Spectorman has served as President of New Horizons Asset Management Corporation from 1989, a financial management consulting firm. Mr. Spectorman has over 20 years experience in the financial markets. Mr. Spectorman was President of Environmental Life Products from 1986-1989. He was responsible for developing the product line, creating marketing materials and building a sales organization. Mr. Spectorman was Vice-President of Palace Industries from 1973-1986. He developed product lines for this textile manufacturer, managed a sales organization and developed marketing strategies. Mr. Spectorman attended Adelphi University from 1974-1976 where he received a Masters Degree in Business Administration in Management and graduated Summa Cum Laude. He attended The State University of New York at Stony Brook from 1968-1972 where he received a B.A. in Liberal Arts.

     Jerry Kaplan, age 52, MarketCentral's Vice-President-Operations and one of its Directors, will be heading the operations department. He will be responsible for credit card transactions, computer technical support, product warehousing and shipping operations. Mr. Kaplan has used, programmed and overseen several computer system installations over the last thirty years, and brings a thorough understanding of their workings, capabilities and limitations. Mr. Kaplan has been President of Universal Chemicals, a privately held chemical distributor primarily selling water treatment chemicals since 1992. He has been in the chemical industry since 1970 when he joined Alden Leeds, Inc., a swimming pool chemical manufacturer. His experience includes all phases of operating within the chemical industry, including chemical manufacture, sales, distribution, labor relations, data processing, accounting, and government regulations. Mr. Kaplan worked for IBM from 1969 to 1970 as a computer operator, at the first Management Information Systems (MIS) center in the U.S. He received in-house training from IBM in computer operations, job control language and various computer programming languages. Mr. Kaplan attended the University of Tampa between 1964 and 1966 where he majored in biology. He attended Hofstra University between 1966-1968 where he majored in business, with a minor in chemistry. Mr Kaplan devotes only such time to the business of the Issuer as is necessary to perform his duties as an officer and director.

     Gerald Yakimishyn, age 46, Secretary-Treasurer and Director, has a diverse background ranging from hands-on, in-the-field mineral exploration experience, to leadership in secondary-level industrial education for 14 years. He was a Surrey School District administrator prior to his move into the private industry. Mr. Yakimishyn was instrumental in the management and capitalization of PIERCE MOUNTAIN RESOURCES, CARMELITA RESOURCES LIMITED and MERIDIAN MERCANTILE, INC., a merchant banking organization; before joining SINO PACIFIC DEVELOPMENT in 1996. He became CEO and President of Sino Pacific Development in 1997. Mr. Yakimishyn devotes only such time to the business of the Issuer as is necessary to perform his duties as an officer and director.

     Peter J. Waters, is MarketCentral's Marketing Director [not a Director on the Board of Directors] in charge of advertising sales and site promotion. From 1983 until present, Mr. Waters has been President of his own Marketing Consulting firm specializing in implementing marketing/advertising programs for the New York City real estate industry. He has successfully hired and managed a sales organization and has been affiliated with Kenart Realty as Vice-President. From 1981 to 1989 Mr. Waters served as President of Classic Trading Inc., an Import/Export firm specializing in the marketing and distribution of industrial products in the United States and Canada. Mr. Waters devotes only such time to the business of the Issuer as is necessary to perform his duties as its Marketing Director.

--------------------------------------------------------------------------------
                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------

     The Issuer's Officers and Directors serve without compensation at this time, except that Roy Spectorman, the Issuer's president, receives indirect compensation as explained hereinafter. No plan of compensation has been adopted or is under consideration at this time. None of the Directors currently receives, or has ever received, any salary from the Issuer in their capacities as such, and none are expected to be compensated in their capacities as such. No officers are expected to receive any compensation for their services. No officers or directors are under an employment contract with the Issuer. The Issuer has no retirement, pension, profit sharing, or insurance or medical reimbursement plans.

     Certain Management Options to acquire additional shares of common stock, at an exercise price of $5.00 per share for five years from February 5, 1999, have been contemplated for future grant to management as follows:

               ====================================================
                     Roy Spectorman                  170,000
               ----------------------------------------------------
                     Jerry Kaplan                     25,000
               ----------------------------------------------------
                     Peter Waters                     50,000
               ----------------------------------------------------
                     Alan Kessler                      5,000
               ----------------------------------------------------
                     Frank Evanshen                   75,000
               ----------------------------------------------------
                     Gerald Yakimishyn                75,000
               ====================================================

     The options were issued pursuant to the exemption provided by ss.4(2) of the Securities Act of 1933.

     Please see ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, for indirect compensation of Roy Spectorman, in the amount of $9,000.00 per month, by virtue of a Management Services Agreement with a consultant to the Issuer, of which Mr. Spectorman is the President and beneficial owner.


--------------------------------------------------------------------------------
             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

     That CERTAIN STOCK SUBSCRIPTION AGREEMENT attached as EXHIBIT 6.1 hereto, provides, in relevant part, that Meridian Mercantile, Inc. ("Meridian"), an affiliate of the Issuer, subscribed for the purchase of 56,014 shares of common stock in consideration of the sum of $312,000.00, payable on or before two years from February 5, 1999, with minimum payment of $13,000.00 per month payable over 24 consecutive months. Meridian has also agreed to use its best efforts to raise a minimum of an additional $3,000,000.00. In connection with Meridian's financing efforts, the Issuer has agreed that Meridian's nominee shall be entitled to one of three positions on the Board of Directors.

     In connection with its business activities, MarketCentral.net Corp. utilizes a portion of the business, facilities, computers, telephone and office supplies of New Horizons Asset Management Corp. ("New Horizons"), 300 Mercer Street, Suite 26-J, New York NY 10003, and retains New Horizons as a management consultant. Mr. Roy Spectorman is the President and beneficial owner of New Horizons. For these considerations, MarketCentral.net Corp. has agreed to pay New Horizons Inc. $9,000.00 per month. The Issuer as part of this Management Services Agreement has also agreed in part to remit to same an additional payment of $25,000 upon its receipt of funds in an equity or debt financing transaction. Please see EXHIBIT 6.2.

     The Issuer has entered into a material contract with Media Communications, Inc, to provide the Issuer with coordination and consultation of media relations activities, for the monthly fee of $3,000.00. Please see EXHIBIT 6.3.

     The Issuer has entered into a material contract with Creative Web for Web-Master services. Please see EXHIBIT 6.4.

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------
                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
             and Shareholder Matters Equity and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

==========================================================================================================
PERIOD             high bid         low bid           period            high bid          low bid
----------------------------------------------------------------------------------------------------------
2nd 1998           None             None              4th 1998          5.00              3.50
----------------------------------------------------------------------------------------------------------
3rd 1998           5.00             0.50              1st 1999          6.00              2.75
==========================================================================================================

The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions.


(b) Holders. There are 80 holders of the Issuer's common stock, as of March 31, 1998.


(c) Dividends. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated.

--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     (a) All securities sold were common stock.

     (b) No underwriting or commissions were involved in the foregoing private transactions. Except as indicated, all sales were to private sophisticated investors.

     (c)(d)(e):

     On December 29, 1988 the Company made its initial issuance of 18,000 Common Shares for organizational services of $1,000, pursuant to ss.4(2) of the Securities Act of 1933, to founders J. Dan Sifford (10,000) and Robert Waddell (8,000). Organizational services consisted of incorporating the Issuer by preparation and filing of corporate documents. On March 21, 1997 these 18,000 shares were exchanged for 180,000 shares, effecting informally, a ten for one forward split. At that time there were no other shares issued or outstanding.

     On or about March 21, 1997, shareholders authorized its first limited offering of a maximum of 120,000 shares and a minimum of 100,000 shares, and the Company made a Limited Offering, pursuant to Regulation D, Rule 504, as promulgated by the Securities and Exchange Commission, pursuant to the Securities Act of 1933. The Offering closed on May 8, 1997, 100,000 shares having been placed at $1.00 per share. All subscribers were determined to be sophisticated investors, known to management, and with pre-existing relationships with management.

     On or about May 22, 1998, the Company made an unsolicited private placement, pursuant to Regulation D, Rule 504, as promulgated by the Securities and Exchange Commission, pursuant to the Securities Act of 1933, of 2,900 shares placed at $1.00 per share, to a single sophisticated corporate investor, with a pre-existing business relationship with management.

     On or about July 1, 1998, the Company made a Private Placement, pursuant to Regulation D, Rule 504, as promulgated by the Securities and Exchange Commission, pursuant to the Securities Act of 1933, of 84,000 shares having been placed at $0.10 per share, to three sophisticated investors with pre-existing relationships with management. The Issuer's plans to acquire certain airline operations have failed, and the company having unpaid bills and invoices due, it was deemed necessary to sell these shares at a more attractive price than shares previously placed.

     On December 10, 1998, the Shareholders approved the concept and preliminary understanding between this Issuer and its acquisition target, MarketCentral.net Corp. On or about January 5, 1999, the Issuer offered an additional 1,600,000, also pursuant to Regulation D, Rule 504, at $0.025, for a total of $40,000.00, to sophisticated new investors with pre-existing relationships with the new management and management of the target company, in anticipation of the acquisition of MarketCentral.net Corp.

     On or about February 21, 1999, to complete the acquisition of the target company, the Issuer issued 2,025,000, to four target shareholder, pursuant to ss.4(2) of the 1933 Act, with reliance upon Rule 145, for the acquisition of MarketCentral.Net Corp. a Delaware corporation. Rule 145 provides that securities issued in exchange for securities of an acquired corporation are new securities, subject to ss.5 of the 1933 Act, and eliminates the former "no-sale" doctrine. It then provides a safe harbor for such issuance to the effect that such securities be deemed issued pursuant to ss.4(2) of the Act, and are, accordingly, restricted securities, as defined by Rule 144(a), issued for investment and not for resale.

--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

     The Articles of Incorporation, in Article IX, provides:

          "Each Director and officer or former Director or officer or any person who may have served at the request of this corporation as a Director or officer of another corporation in which this corporation owns shares of capital stock or of which this corporation is a creditor (and their heirs, executors, and administrators) may be indemnified by the corporation against reasonable costs and expenses incurred by him in connection with any action, suit, or proceeding to which he may be made a party by reason of his being or having been such Director or officer, except in relation to any actions, suits, or proceedings in which he has been adjudged liable because of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, or in the event of a settlement, each Director and officer (and his heirs, executors, and administrators) may be indemnified by the corporation against payments made, including reasonable costs and expenses, provided that such indemnity shall be conditioned upon the prior determination by a resolution of two-thirds (2/3) of those members of the Board of Directors of the corporation who are not involved in the action, suit, or proceeding that the Director or officer has no liability by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, and provided further that if a majority of the members of the Board of Directors of the corporation are involved in the action, suit, or proceedings, such determination shall have been made by a written opinion of independent counsel. Amounts paid in settlement shall not exceed costs, fees, and expenses which would have been reasonably if the action, suit, or proceeding had been litigated to a conclusion. Such a determination by the Board of Directors, or by independent counsel, and the payments of amounts by the corporation on the basis thereof shall not prevent a shareholder from challenging such indemnification by appropriate legal proceedings on the grounds that the person indemnified was liable to the corporation or its security holders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his Office. The foregoing rights and indemnification shall not be exclusive of any other rights to which the officers and Directors may be entitled according to law."

Recent Developments
- -------------------

     The Company is exploring a new acquisition. It has entered into a confidential and non-binding Letter of Intent on May 12, 1999, for which confidential treatment will be requested (as to the document itself). If pursued, and no obligation exists to pursue it, on either side as yet, this Issuer would acquire 100% of the issued and outstanding stock of a privately owned development stage internet stock brokerage company ("Target Company") in exchange for the greater of (a) 125,000 restricted shares of common stock of the Company or (b) restricted shares of common stock with a market value of $775,000 based on the average closing trade for the ten days preceding the closing. Other key terms of the Letter of Intent include:

     a. A plan to grant options for up to 125,000 share of common stock of the Company to key employees of the "Target Company."

     b. Employment agreements with incentive provisions for key employees of the Target Company.

     c. Funding commitments of up to $1,120,000 for certain reimbursements, fees and expenses of Target subject to pre-approved budget. The Company's ability to fund these commitments is subject entirely to the Company successfully raising funds in a public offering of its common stock, and there is no assurance that the Company can raise these funds; and

     d.  Target is required to complete the registration  process for all states
         in  which  it  is  not   registered   to  conduct   on-line   brokerage
         transactions.

     No action  has been taken to effect any of the  foregoing  actions,  nor to
     determine   whether  the  Letter  of  Intent  will  ripen  into  an  actual acquisition. The proposals are in the negotiating and exploratory stage.

     This acquisition is subject to the Company's and Target's reaching agreement and entering into a binding Agreement and Plan of Reorganization. Due to the confidentiality provisions of the Letter of Intent it is not attached hereto as an exhibit now, and confidential treatment will be requested.

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

Selected Financial Information
--------------------------------------------------------------------------------
                                   1998               1997
================================================================================
Total Assets                    $ 40,130           $ 12,114
--------------------------------------------------------------------------------

Revenues                               0                  0
--------------------------------------------------------------------------------

Operating Expenses                38,258             87,886
--------------------------------------------------------------------------------

Net Earnings or (Loss)           (38,258)           (87,886)
--------------------------------------------------------------------------------
Per Share Earnings
  or (Loss)                        (0.12)             (0.42)
--------------------------------------------------------------------------------
Average Common
Shares Outstanding              323,9620           210,333
================================================================================

Financial Statements

- ---------------------------------------------------------------------------------------------------
                                                  FINANCIAL STATEMENTS                       PAGE
- ---------------------------------------------------------------------------------------------------
    F-1        AUDITED FINANCIAL  STATEMENTS for the periods ending December 31,
               1998  and  1997,  of  All  American  Consultant  Aircraft,  Inc.,             F-1
               preceding the acquisition of MarketCentral.Net Corp.
- ---------------------------------------------------------------------------------------------------
    F-2        UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS for the period ending
               March 31, 1999 of MarketCentral.net Corp.                                     F-11
- ---------------------------------------------------------------------------------------------------
    F-3        AUDITED PROFORMA CONSOLIDATED BALANCE SHEET for the period ending
               December  31,  1998 of All  American  Consultant  Aircraft,  Inc.
               (preceding the acquisition of MarketCentral.net Corp.                         F-18
- ---------------------------------------------------------------------------------------------------
    F-4        AUDITED  FINANCIAL  STATEMENTS for the period ending December 31,
               1998 of MarketCentral.Net Corp.                                               F-22
- ---------------------------------------------------------------------------------------------------

                     All American Consultant Aircraft, Inc.
                          (a Development Stage Company)
                              Financial Statements
                           December 31, 1998 and 1997

                                 C O N T E N T S



Independent Auditors' Report ...............................................   3

Balance Sheets .............................................................   4

Statements of Operations ...................................................   5

Statements of Stockholders' Equity .........................................   6

Statements of Cash Flows ...................................................   7

Notes to the Financial Statements ..........................................   8

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of All American Consultant Aircraft, Inc.

We have audited the accompanying balance sheets of All American Consultant Aircraft, Inc. (a Development Stage Company) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for years ended December 31, 1998, 1997 and 1996, and from inception on December 28, 1988 thru December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of All American Consultant Aircraft, Inc. (a Development Stage Company) as of December 31, 1998 and 1997 and the results of its operations and cash flows for years ended December 31, 1998, 1997 and 1996, and from inception on December 28, 1988 thru December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has minimal assets and no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Salt Lake City, Utah
January 16, 1999

                     All American Consultant Aircraft, Inc.
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                               December 31,
                                                         ----------------------
                                                            1998         1997
                                                         ---------    ---------

Current assets
   Cash                                                  $  20,130    $  12,114
   Accounts Receivable                                      20,000         --
                                                         ---------    ---------

Total Current Assets                                        40,130       12,114
                                                         ---------    ---------

      Total Assets                                       $  40,130    $  12,114
                                                         =========    =========

                      Liabilities and Stockholders' Equity

Current Liabilities
   Accounts payable                                         17,845         --
   Accrued interest                                           --           --
                                                         ---------    ---------
       Total Current Liabilities                            17,845         --
                                                         ---------    ---------

Stockholders' Equity
   Common Stock, authorized
     100,000,000 shares of $.0001 par value,
     issued and outstanding 1,966,900 and 280,000
     shares respectively                                       197           28
   Additional Paid in Capital                              152,103      100,972
   Deficit Accumulated During the
     Development Stage                                    (127,144)     (88,886)
     Less: Subscription receivable                          (2,871)        --
                                                         ---------    ---------

       Total Stockholders' Equity                           22,285       12,114
                                                         ---------    ---------

Total Liabilities and Stockholders' Equity               $  40,130    $  12,114
                                                         =========    =========


    The accompanying notes are an integral part of these financial statements

                     All American Consultant Aircraft, Inc.
                          (a Development Stage Company)
                            Statements of Operations

                                                                                 Deficit
                                                                               Accumulated
                                          For the years ended December 31,     during the
                                        -----------------------------------    development
                                           1998           1997         1996       Stage
                                        ---------      ---------      -----     ---------
Revenues:                               $      --      $      --      $  --     $      --

Expenses:

   General & Administrative                38,258         87,886         --       127,144
                                        ---------      ---------      -----     ---------

          Total Expenses                   38,258         87,886         --       127,144
                                        ---------      ---------      -----     ---------

Net (Loss)                              $ (38,258)     $ (87,886)     $  --     $(127,144)
                                        =========      =========      =====     =========

Net Loss Per Share                      $   (0.12)     $   (0.42)     $ (--)    $   (1.88)
                                        =========      =========      =====     =========

Weighted average shares outstanding       323,692        210,333         --        67,803
                                        =========      =========      =====     =========

    The accompanying notes are an integral part of these financial statements

                     All American Consultant Aircraft, Inc.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                         Additional      Deficit
                                                                           Paid-in     Accumulated
                                                                           Capital      During the
                                                   Common Stock         (Discount on   Development
                                               Shares        Amount         Stock)        Stage
                                              ---------     ---------     ---------     ---------
Balance at beginning of development
 stage - December 28, 1988                           --     $      --     $      --     $      --

Shares issued for organizational costs          180,000            18           982            --

Net loss December 31, 1988-1995                      --            --            --        (1,000)

Net loss December 31, 1996                           --            --            --            --
                                              ---------     ---------     ---------     ---------

Balance, December 31, 1996                      180,000            18           982        (1,000)

April 8, 1997 - issued at $1.00 per share       100,000            10        99,990            --

Net loss December 31, 1997                           --            --            --       (87,886)
                                              ---------     ---------     ---------     ---------

Balance, December 31, 1997                      280,000            28       100,972       (88,886)

May 22, 1998-issued at $1.00 per share            2,900             1         2,899            --

July 1, 1998-issued at $.10 per share            84,000             8         8,392            --

Shares issued for cash at $.025 per share     1,600,000           160        39,840            --

Net loss December 31, 1998                           --            --            --       (38,258)
                                              ---------     ---------     ---------     ---------

Balance, December 31, 1998                    1,966,900     $     197     $ 152,103     $(127,144)
                                              =========     =========     =========     =========



    The accompanying notes are an integral part of these financial statements

                     All American Consultant Aircraft, Inc.
                          (a Development Stage Company)
                             Statement of Cash Flows


                                                                                          December 28,
                                                                                        1988 (inception
                                                                                            of the
                                                                                          development
                                                   For the years ended December 31,        stage) to
                                             -----------------------------------------    December 31,
                                               1998           1997            1996           1998
                                             ---------      ---------      -----------     ---------
Cash Flows form Operating
 Activities

     Net loss                                $ (38,258)     $ (87,886)     $        --     $(127,144)
     Adjustments to reconcile
       net loss to net cash
       provided by operations
     Shares issued for services                     --             --               --         1,000
         Accounts payable                       17,845             --               --        17,845
                                             ---------      ---------      -----------     ---------

Net Cash Flows used in
 Operating Activities                          (20,413)       (87,886)              --      (108,299)
                                             ---------      ---------      -----------     ---------

Cash Flows from Investment
 Activities:
    Cash advanced on merger & receivable       (20,000)            --               --       (20,000)
                                             ---------      ---------      -----------     ---------

Cash Flows from Financing
 Activities:
      Issuance of stock                         48,429        100,000               --       148,429
                                             ---------      ---------      -----------     ---------

Net increase (decrease) in cash                  8,016         12,114               --        20,130

Cash, beginning of year                         12,114             --               --            --
                                             ---------      ---------      -----------     ---------

Cash, end of year                            $  20,130      $  12,114      $        --     $  20,130
                                             =========      =========      ===========     =========


Supplemental Cash Flow Information
   Cash Paid for:
     Interest                                $      --      $      --      $        --     $      --
     Taxes                                   $      --      $      --      $        --     $      --


    The accompanying notes are an integral part of these financial statements

                     All American Consultant Aircraft, Inc.
                          (a Development Stage Company)
                        Notes to The Financial Statements
                           December 31, 1998 and 1997

NOTE 1 - Summary of Significant Accounting Policies

     a.   Organization

          All American Consultant Aircraft, Inc., ("the Company") is a Texas corporation organized on December 28, 1988 under the name of Great American Leasing, Inc. On June 24, 1997, the name was changed to All American Consultant Aircraft, Inc. The Company intended to specialize in two areas; the appraisal of aircraft and the wholesaling of aircraft to retail aircraft dealers and/or aircraft brokers.

          The Company has been inactive since inception and is currently searching for viable business operations or a merger candidate.

     b.   Accounting Method

          The Company recognizes income and expenses on the accrual basis of accounting.

     c.   Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.   Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.   Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $127,144 that will be offset against future taxable income. Since the Company is in the development stage, no provision for income taxes has been made.

          Deferred tax assets and the valuation account is as follows at December 31, 1998 and 1997.

                                                        December 31,
                                                  1998              1997
                                                --------          --------
     Deferred tax asset:
        NOL carrryforward                       $ 40,636          $ 30,000
     Valuation allowance                         (40,636)          (30,000)
                                                --------          --------
     Total                                      $     --          $     --
                                                ========          ========

                     All American Consultant Aircraft, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1998 and 1997

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with.

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Subscriptions Payable

          On May 22, 1998, subscriptions for common stock were issued for $2,900. As of December 31, 1998 $2,871 remains outstanding.

NOTE 5 - Related Party Transactions

          During 1998 and 1997, $3,500 and $71,231, respectively, was paid in consulting fees to shareholders and officers of the Company.

NOTE 6 - Plan of Reorganization and Acquisition - Subsequent Events

          On December 10, 1998, the Company authorized the acquisition of Market Central Corporation to be effective when a definitive agreement could be reached in 1999. The acquisition includes all proprietary technology and the Market Central trademark. The Company also authorized a name change to Market Central upon the effective date of the merger. Market Central has software and other technology developed on a website.

We hereby  consent  to the use of our audit  report of All  American  Consultant
Aircraft, Inc. dated January 16, 1999 for the year ended December 31, 1998 in their Form 10-SB dated April 13, 1999.



/s/
Crouch, Bierwolf & Chisholm

Salt Lake City, UT
April 20, 1999

                         Market Central.net Corporation
                          (a Development Stage Company)
                        Consolidated Financial Statements
                           March 31, 1999 (unaudited)

                                 C O N T E N T S
                                 ---------------



Consolidated Balance Sheets ..................................................13

Consolidated Statements of Operations ........................................14

Consolidated Statements of Stockholders' Equity ..............................15

Consolidated Statements of Cash Flows ........................................15

Notes to the Consolidated Financial Statements ...............................17

                         Market Central.net Corporation
                          (a Development Stage Company)
                           Consolidated Balance Sheets

                                     Assets
                                     ------

                                                                  March 31,
                                                                    1999
                                                                 ---------
                                                                (unaudited)

Current assets
   Cash                                                          $      18
                                                                 ---------

      Total Current Assets                                              18

Other assets
   Software development costs                                       82,426

      Total Assets                                               $  82,444
                                                                 =========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Current Liabilities
   Accounts payable                                                 36,156
   Notes payable                                                    61,638
   Due to related party                                              5,870
                                                                 ---------
       Total Current Liabilities                                   103,664

Stockholders' Equity
   Common Stock, authorized
     100,000,000 shares of $.0001 par value,
     issued and outstanding 3,991,900                                  399
   Additional Paid in Capital                                       53,017
   Deficit Accumulated During the
     Development Stage                                             (74,636)

       Total Stockholders' Equity                                  (21,220)

Total Liabilities and Stockholders' Equity                       $  82,444
                                                                 =========


    The accompanying notes are an integral part of these financial statements

                         Market Central.net Corporation
                          (a Development Stage Company)
                      Consolidated Statements of Operations


                                             1999         1998
                                          ----------   ----------

Revenues:                                      1,149        --
                                          ----------   ----------

Expenses:

   General & Administrative                   75,785        --
                                          ----------   ----------

          Total Expenses                      75,785        --
                                          ----------   ----------

Net (Loss)                                   (74,636)       --
                                          ==========   ==========

Net Loss Per Share                            (0.027)       --
                                          ==========   ==========

Weighted average shares outstanding        2,698,479        --
                                          ==========   ==========


    The accompanying notes are an integral part of these financial statements

                         Market Central.net Corporation
                          (a Development Stage Company)
                 Consolidated Statement of Stockholders' Equity
                                   (Unaudited)

                                                                  Additional        Deficit
                                                                    Paid-in       Accumulated
                                                                    Capital        During the
                                          Development            (Discount on     Development
                                    Shares           Amount          Stock)           Stage
                                   ---------       ---------       ---------       ---------
Balance, December 31, 1998         2,000,000       $     200       $  33,086       $    --

Reverse acquisition and
   reorganization adjustment       1,991,900             199          19,931            --

Net loss March 31, 1999                 --              --              --          (74,636)
                                   ---------       ---------       ---------       ---------

Balance, March 31, 1999            3,991,900       $     399       $  53,017       $ (74,636)
                                   =========       =========       =========       =========


    The accompanying notes are an integral part of these financial statements

                         Market Central.net Corporation
                          (a Development Stage Company)
                      Consolidated Statement of Cash Flows
               For the three months ended March 31, 1999 and 1998
                                   (Unaudited)

                                                          1999            1998
                                                        --------        --------
Cash Flows form Operating
 Activities

     Net loss                                           $(74,636)       $   --
     Adjustments to reconcile net loss to net cash
       used by operating activities (net of
        acquisition of Market Central.net Corp)
     Amortization of Website                               4,338            --
     Increase in accounts payable                         22,156            --
                                                        --------        --------

Net Cash Flows used in
 Operating Activities                                    (48,142)           --
                                                        --------        --------

Cash Flows from Investment
 Activities:                                                --              --
                                                        --------        --------

Cash Flows from Financing
 Activities:
      Proceeds from related party advances
      Proceeds from issuance of common stock              40,000            --
      Increase in notes payable                            8,160            --
                                                        --------        --------

Net Cash provided (used) by
   Financing Activities                                   48,160            --
                                                        --------        --------
Net increase (decrease) in cash                               18            --

Cash, beginning of year                                     --              --
                                                        --------        --------

Cash, end of year                                       $     18        $   --
                                                        ========        ========


    The accompanying notes are an integral part of these financial statements

                         Market Central.net Corporation
                          (a Development Stage Company)
                 Notes to The Consolidated Financial Statements
                                 March 31, 1999
                                   (unaudited)


NOTE 1 - UNAUDITED INFORMATION
         ---------------------

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustment which are, in the opinion of management, necessary to properly reflect the results of the interim period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year. The Company has elected to omit substantially all footnotes to the financial statements for the three months ended March 31, 1999, since there have been no material changes (other than indicated in other footnotes) to the information previously reported by the Company in their Form 10 SB for the fiscal year ended December 31,1998.

NOTE 2 - PLAN OF REORGANIZATION AND ACQUISITION
         --------------------------------------

On February 5, 1999, All American Consultant Aircraft, Inc. (the Company) acquired Market Central.net Corporation through the issuance of 2,025,000 shares of common stock. The acquisition includes all proprietary technology and the Market Central trademark. The Company also authorized a name change to Market Central.net Corporation upon the effective date of the merger. Market Central has software and other technology developed on a website. This merger is treated as a reverse acquisition and therefore all historical (December 31, 1998) information is that of the accounting survivor (Market Central).

NOTE 3 - CONSOLIDATION POLICY
         --------------------

These consolidated financial statements include the books of All American Consultant Aircraft, Inc. (Market Central.net Corporation after name change) and its wholly owned subsidiary Market Central.net Corporation. All intercompany transactions and accounts have been eliminated.

                     All American Consultant Aircraft, Inc.


                        Pro Forma Unaudited Consolidated

                              Financial Statements

                     ALL AMERICAN CONSULTANT AIRCRAFT, INC.
                  PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                 ALL AMERICAN
                                                                                  CONSULTANT
                                         ALL AMERICAN     MARKET                   AIRCRAFT
                                           CONSULTANT     CENTRAL                CONSOLIDATED
                                           AIRCRAFT         NET                    PROFORMA
                                            BALANCE       BALANCE     PROFORMA     BALANCE
                                           12/31/98      12/31/98    ADJUSTMENTS   12/31/98
                                           -------        -------     -------      -------
SALES                                            0              0                        0

EXPENSES

GENERAL & ADMINISTRATIVE                    38,258                                  38,258
                                           -------        -------     -------      -------
TOTAL OPERATING EXP                         38,258              0                   38,258
                                           -------        -------     -------      -------
OPERATING INCOME/(LOSS)                    (38,258)             0                  (38,258)

                                           -------        -------     -------      -------
LOSS BEFORE INCOME TAXES                   (38,258)             0                  (38,258)

PROVISION FOR TAXES                              0              0                        0
                                           -------        -------     -------      -------
NET INCOME/(LOSS)                          (38,258)             0                  (38,258)
                                           =======        =======     =======      =======


                     ALL AMERICAN CONSULTANT AIRCRAFT, INC.
                       PROFORMA CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS
                                                                                                         ALL AMERICAN
                                                                                                          CONSULTANT
                                                                   ALL AMERICAN  MARKET                    AIRCRAFT
                                                                    CONSULTANT   CENTRAL                 CONSOLIDATED
                                                                     AIRCRAFT      NET                     PROFORMA
                                                                     BALANCE     BALANCE       PROFORMA     BALANCE
                                                                     12/31/98    12/31/98     ADJUSTMENTS  12/31/98
                                                                     --------    --------     -----------  --------
CASH                                                                   20,130           0                    20,130
ACCOUNTS RECEIVABLE                                                    20,000           0                    20,000
                                                                     --------    --------       --------   --------
TOTAL CURRENT ASSETS                                                   40,130           0                    40,130

SOFTWARE DEVELOPMENT COST                                                          86,764                    86,764
                                                                     --------    --------       --------   --------
TOTAL OTHER ASSETS                                                          0      86,764                    86,764
                                                                     --------    --------       --------   --------
TOTAL ASSETS                                                           40,130      86,764                   126,894
                                                                     ========    ========       ========   ========


                       LIABILITIES & STOCKHOLDERS' EQUITY


ACCOUNTS PAYABLE                                                       17,845                                17,845
NOTES PAYABLE                                                                      53,478                    53,478
                                                                     --------    --------       --------   --------
TOTAL CURRENT LIABILITIES                                              17,845      53,478                    71,323


COMMON STOCK                                                              197         200(a)        (200)
                                                                                         (b)         202
                                                                                                                399
PAID IN CAPITAL                                                       152,103      33,086(b)        (202)
                                                                                         (a)         200
                                                                                         (c)    (127,144)    58,043
RETAINED EARNINGS                                                    (127,144)       0(c)        127,144

                                                                                                                  0
STOCK SUBSCRIPTION RECEIVABLE                                          (2,871)          0                    (2,871)
                                                                     --------    --------       --------   --------
TOTAL STOCKHOLDERS EQUITY                                              22,285      33,286                    55,571
                                                                     --------    --------       --------   --------
TOTAL LIAB & STOCKHOLDERS                                              40,130      86,764                   126,894
                                                                     ========    ========       ========   ========

                     All American Consultant Aircraft, Inc.
                    NOTES TO PRO FORMA UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS
                                December 31, 1998



NOTE 1: SUMMARY OF TRANSACTION

Effective February 5, 1999 All American Consultant Aircraft, Inc. ("All American") issued 2,025,000 shares of its restricted common stock to acquire Market Central.net Corporation ("Market") a New York Corporation, through a merger between Market and a wholly owned Delaware subsidiary of All American name Market Central.Net Corp ("Sub"). The transaction has been treated as a reverse acquisition for accounting purposes, therefore Market becomes the accounting survivor.

NOTE 2: MANAGEMENT ASSUMPTIONS

The pro forma consolidated balance sheet assumes that the entities were combined as of December 31, 1998. The balance sheets of the individual entities have been consolidated and adjusted for the following: (a) acquisition of the stock of Market by All American, (b) the consolidation entry of the two entities and (c) the clearing of the retained earnings of the parent (All American) at December 31, 1998, due to the reorganization and reverse acquisition. The pro forma statement of operations assumes that the entities were together as of the beginning of 1998 no adjustments are necessary. Prior to the above transaction, All American had 1,966,900 shares issued and outstanding.

                             MarketCentral.Net Corp.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                             MarketCentral.Net Corp.
                          (A DEVELOPMENT STAGE COMPANY)
                                DECEMBER 31, 1998


                                TABLE OF CONTENTS



                                                                       PAGE
                                                                       ----


   Independent Auditors' Report                                          1

   Balance Sheet                                                         2

   Statement of Changes in Stockholders' Equity                          3

   Statement of Cash Flows                                               4

   Notes to Financial Statements                                        5 - 6

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
MarketCentral.Net Corp.
(A Development Stage Company)

We have audited the accompanying balance sheet of MarketCentral.Net Corp., (A Development Stage Company) as of December 31, 1998 and the related statements of changes in stockholders' equity and of cash flows for the period December 7, 1998 to December 31, 1998. These financial statements are the responsibility of the management of Market Central.Net Corp. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of MarketCentral.Net Corp., (A Development Stage Company) at December 31, 1998 and its cash flows for the period December 7, 1998 to December 31, 1998, in conformity with generally accepted accounting principles.

The Company had no operations during the period December 7, 1998 to December 31, 1998.



/s/
Dated: March 17, 1999

                             MarketCentral.Net Corp.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS

     Software development cost - net
        Of accumulated depreciation of $0                           $86,764
                                                                    -------

            TOTAL ASSETS                                            $86,764
                                                                    =======


                           LIABILITIES AND STOCKHOLDERS' EQUITY


     CURRENT LIABILITIES:
        Note payable                                                $53,478
                                                                    -------

     STOCKHOLDERS' EQUITY:
        Capital stock  - authorized, issued
          and outstanding 2,000 shares, no par value,
          stated value .10 per share                                    200
        Paid in capital                                              33,086
                                                                    -------

            TOTAL STOCKHOLDERS' EQUITY                               33,286
                                                                    -------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $86,764
                                                                    =======












                        See Notes to Financial Statement

                             MarketCentral.Net Corp.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies of Market Central Net Corp. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles for a Development Stage Company and have been consistently applied in the preparation of the financial statements.

Nature of Operations

     The Company has developed a website containing information concerning investments and information on the major U.S. stock markets. Revenue is to be developed from advertisers desiring to promote their products on the Company's website as of December 31, 1998. No significant operations have commenced.

     The Company was incorporated on December 7, 1998. Its' shareholders contributed at their cost, the website known as Market Central Net. Corp.

Depreciation

     The Company will depreciate the costs associated with the development of its website on the straight-line method for financial reporting purposes using an estimated useful life of five years.

Note Payable

     As part of the Company's capitalization, the Company has assumed a demand loan to one of its stockholders in the amount of $53,478. The note bears interest at the rate of 7% per annum. Interest begins to accrue in 1999.

Capital Stock

     In connection with its formation the Company issued 2000 shares of no par value common stock. Each share entitles the holder to one vote.

                             MarketCentral.Net Corp.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998




Operations Prior to Incorporation

     Prior to incorporating, the Company had been operating as a joint venture. The joint venturers did not have any significant operations. However, since beginning their activities the joint venturers have accumulated net operating losses of approximately $70,000.

- ------------------------------------------------------------------------------------------------
                                    PART III
- ------------------------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
- ------------------------------------------------------------------------------------------------

                                  Exhibit Index
================================================================================================
  Exhibit             Table Category / Description of Exhibit                         Page
   Table                                                                             Number
     #
- ------------------------------------------------------------------------------------------------
             [2] Articles/Certificates of Incorporation, and By-Laws
- ------------------------------------------------------------------------------------------------
    2.0  ARTICLES  OF  AMENDMENT   AFTER   ISSUANCE  OF  STOCK  of  the  Issuer,
         MarketCentral.net Corp. (a Texas corporation)
- ------------------------------------------------------------------------------------------------
    2.1  ARTICLES OF AMENDMENT TO THE  ARTICLES OF  INCORPORATION:  All American
         Consultant Aircraft, Inc.
- ------------------------------------------------------------------------------------------------
    2.2  ARTICLES OF INCORPORATION: Great American Leasing, Inc.
- ------------------------------------------------------------------------------------------------
    2.3  BY-LAWS
- ------------------------------------------------------------------------------------------------
    2.4  ARTICLES  OF  INCORPORATION  of  MarketCentral.Net  Corp.  (a  Delaware
         corporation), this Issuer's wholly-owned subsidiary
- ------------------------------------------------------------------------------------------------
               [3] INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS
- ------------------------------------------------------------------------------------------------
     3   SPECIMEN CERTIFICATE: Common Voting Equity Stock

================================================================================================
                             [6] Material Contracts
- ------------------------------------------------------------------------------------------------
    6.0  MERGER AGREEMENT AND PLAN OF ACQUISITION AND REORGANIZATION
- ------------------------------------------------------------------------------------------------
    6.1  STOCK SUBSCRIPTION AGREEMENT
- ------------------------------------------------------------------------------------------------
    6.2  MANAGEMENT SERVICES AGREEMENT
- ------------------------------------------------------------------------------------------------
    6.3  MEDIA RELATIONS COOPERATION AGREEMENT
- ------------------------------------------------------------------------------------------------
    6.4  CREATIVE WEB SITE DESIGN AND HOSTING AGREEMENT
================================================================================================

                                   Signatures


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Dated: June 30, 1999

                             MarketCentral.net Corp.

                formerly, All American Consultant Aircraft, Inc.

                     formerly, Great American Leasing, Inc.

                                       by




/s/ Roy Spectorman                      /s/ Gerald Yakimishyn
- -------------------------------         -------------------------------
    Roy Spectorman                          Gerald Yakimishyn
    PRESIDENT/DIRECTOR                      SECRETARY/DIRECTOR